Exhibit 3.1

Amendment
to the Bylaws
of
Delta Oil & gas, Inc.

The following amendment to the bylaws (the “Bylaws”) of Delta Oil & Gas, Inc., a Colorado corporation (the “Corporation”), were adopted by the Board of Directors of the Corporation (“Board”), at a meeting of the Board on July 3, 2009:

Amendment to the Bylaws regarding Reduction in Quorum Requirement

Resolved, that Article II, Paragraph 8 of the Bylaws is hereby amended and restated in its entirety as follows:

“8.     Quorum.  (a)  Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of stockholders of the Corporation, the presence at the meetings of stockholders of the Corporation, presence at the commencement of such meetings in person or by proxy of the stockholders holding of record 33.334% of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business.  The withdrawal of any stockholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b)    Despite the absence of a quorum at any annual or special meeting of stockholders, the stockholders, by a majority of the votes cast by the holders of shares entitled to vote thereat, may adjourn the meeting.”